June 27, 2008

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-0404
Attn: Alan Morris

Re: Searchlight Minerals Corp.
Preliminary Proxy Statement
(Filed June 20, 2008)
Dear Mr. Morris:

Per our telephone call of June 27, 2008, on behalf of Searchlight Minerals Corp. (the “Company”), the Company hereby requests that the staff of the Securities and Exchange Commission (the “Commission”) delay in commenting on the Preliminary Proxy Statement filed by the Company on June 20, 2008 (the “Proxy Statement”) until such time as: (i) the Company has filed an amendment to the currently pending Registration Statement on Form SB-2 (File No. 333-132929) which was filed on June 15, 2007, and (ii) has filed a response to the comments included in the comment letter to the Registration Statement issued by the Commission on July 17, 2007, and (iii) the Commission has reviewed the amendment to the Registration Statement and the response to the comment letter. Pending the foregoing, the Company will undertake not to file a related definitive version of the Proxy Statement.

Please contact us if you have any further questions at the address and phone number in our letterhead.

Very truly yours,

/s/ Jeffrey P. Berg
Jeffrey P. Berg
of BAKER & HOSTETLER LLP

CC: CARL S. AGER